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                                 United States
                      Securities and Exchange Commission
                            Washington, D.C. 20549

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                                   Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

      Date of Report (Date of earliest event reported):   March 17, 2003

                       Commission File Number 001-15190

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                       SATYAM COMPUTER SERVICES LIMITED
            (Exact name of registrant as specified in its charter)

                                Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

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                           Satyam Technology Center
                             Bahadurpally Village
                              Qutbullapur Mandal,
                            R.R. District - 500855
                           Hyderabad, Andra Pradesh
                                     India
                               (91) 40-309-7505
                   (Address of principal executive offices)

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   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   _X_     Form 40-F  ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  ____         No  _ X_

   If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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   The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into the following registration statement: Form S-8 (Registration No. 333-13772)

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                               TABLE OF CONTENTS

                            Item 5.  Other Events.
                                   SIGNATURE
                                 EXHIBIT INDEX
                                 EXHIBIT 99.1
                                 EXHIBIT 99.2

Item 5.  Other Events

   On March 17, 2003, the Company announced that it had entered into a new service agreement with Northrop Grumman Space & Mission Systems Corp. (NGSM), formerly known as TRW Inc., and that it had agreed to purchase NGSM's 24% interest in Satyam Manufacturing Technologies Inc., a Satyam-NGSM joint venture company.

   On March 17, 2003, the Company announced that it had entered into a new service agreement with TRW Automotive Inc. and that it had established an Offshore Solutions Center in Chennai to service TRW Automotive Inc.

   These transactions are more fully described in the press releases attached hereto as Exhibit 99.1 and Exhibit 99.2 which are incorporated herein by reference.

IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE PROSPECTS FOR FUTURE GROWTH IN THE COMPANY'S BUSINESS UNDER THE ANNOUNCED TRANSACTIONS. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS - WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING STATEMENTS.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE DISCUSSIONS UNDER THE HEADING "RISK FACTORS" IN OUR REPORT FOR THE QUARTER ENDED DECEMBER 31, 2002 FURNISHED TO THE SECURITIES EXCHANGE COMMISSION ON FORM 6-K AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

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                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: March 18, 2003

                                          SATYAM COMPUTER SERVICES LIMITED

                                                     /s/  G. JAYARAMAN
                                          By: __________________________________
                                          Name: G. Jayaraman
                                          Title: Vice President Corporate
                                          Affairs and Company
                                              Secretary

                                 EXHIBIT INDEX

99.1 Press Release of the Company dated March 17, 2003.
99.2 Press Release of the Company dated March 17, 2003.